SUTCLIFFE RESOURCES LTD.

INTERIM FINANCIAL STATEMENTS

FOR THE THIRD QUARTER ENDED
SEPTEMBER 30, 2005 AND 2004

(Exploration Stage Company)
(Presented in Canadian Dollars)

(Unaudited – Prepared by Management)

To the Shareholders of Sutcliffe Resources Ltd.

These interim financial statements for the third quarter ended September 30, 2005 and 2004, comprised of the balance sheet and the statements of operations and deficit as well as changes in cash flows, have been compiled by management. These interim financial statements, along with the accompanying notes, have been reviewed and approved by the members of the Company’s audit committee. In accordance with Canadian Securities Administrators National Instrument 51-102, the Company discloses that these unaudited interim financial statements have not been reviewed by the Company’s auditors.

Vancouver, B,C.
November 28, 2005	MANAGEMENT

SUTCLIFFE RESOURCES LTD.

INTERIM BALANCE SHEET

SEPTEMBER 30, 2005

(Unaudited – Prepared by Management)

(Exploration Stage Company)
(Presented in Canadian Dollars)

	(Unaudited)	(Audited)
	Sep 30,2005	Dec 31,2004
	$	$

ASSETS

CURRENT
Cash	466,466	50,248
Accounts receivable	48,509	14,438
Prepaid expenses and deposits	324,182	50,000

	839,157	114,686

MINERAL INTERESTS (Note 3)	973,589	357,680

	1,812,746	472,366

LIABILITIES

CURRENT
Accounts payable and accrued liabilities	39,858	115,095
Loans payable	-	336,843

	39,858	451,938

SHAREHOLDERS' EQUITY

SHARE CAPITAL (Note 5)	7,884,173	5,753,710

CONTRIBUTED SURPLUS (Note 5)	226,230	122,500

DEFICIT	(6,337,515)	(5,855,782)

	1,772,888	20,428

	1,812,746	472,366

APPROVED BY THE DIRECTORS:

“Laurence Stephenson”	“Glen Indra”
Laurence Stephenson, Director	Glen Indra, Director

See accompanying notes to the interim financial statements

SUTCLIFFE RESOURCES LTD.
INTERIM STATEMENT OF OPERATIONS AND DEFICIT
FOR THE THIRD QUARTER ENDED SEPTEMBER 30
(Unaudited – Prepared by Management)

(Exploration Stage Company)
(Presented in Canadian Dollars)

	Third Quarter ended		Year to date ended
	Sep 30	Sep 30	Sep 30	Sep 30
	2005	2004	2005	2004
	$	$	$	$

GENERAL AND ADMINISTRATIVE EXPENSES
Automotive and travel	449	2,324	1,362	3,452
Bank charges and interest	122	1,201	1,378	1,339
Consulting	27,000	-	43,308	-
Financing fees	30,575	-	84,449	-
Interest on demand loans	9,155	-	54,927	-
Investor relations and communications	18,564	-	18,888	-
Management fees	19,500	7,500	34,500	22,500
Office and rent	3,743	2,093	16,460	3,309
Professional fees	36,652	10,602	77,651	10,602
Regulatory and transfer agent fees	5,417	3,890	42,080	12,623
Stock-based compensation	108,834	-	108,834	-
Interest income	(1,918)	-	(2,104)	-

NET LOSS BEFORE THE FOLLOWING	258,093	27,610	481,733	53,825

Mineral interests abandoned	-	3,000	-	3,000

NET LOSS FOR THE PERIOD	258,093	30,610	481,733	56,825

DEFICIT, beginning of period	6,079,422	5,759,850	5,855,782	5,733,635

DEFICIT, end of period	6,337,515	5,790,460	6,337,515	5,790,460

Loss per share	0.0118	0.0026	0.0310	0.0066

Weighted average number of shares	21,913,870	11,633,900	15,539,421	8,604,975

See accompanying notes to the interim financial statements

SUTCLIFFE RESOURCES LTD.
INTERIM STATEMENT OF CHANGES IN CASH FLOWS
FOR THE THIRD QUARTER ENDED SEPTEMBER 30
(Unaudited – Prepared by Management)

(Exploration Stage Company)
(Presented in Canadian Dollars)

	Third Quarter ended		Year to date ended
	Sep 30	Sep 30	Sep 30	Sep 30
	2005	2004	2005	2004
	$	$	$	$

OPERATING ACTIVITIES

Net Loss	(258,093)	(30,610)	(481,733)	(56,825)
Add non cash items:
Stock-based compensation:	108,834	-	108,834	-
Increase (Decrease) in non-cash working
capital items:	-	(16,585)	-	1,122,131
Accounts receivable	(33,688)	-	(34,071)	-
Prepaid expenses	(188,182)	-	(274,182)	-
Accounts payable and accrued liabilities	(192,624)	-	(75,237)	-

	(563,753)	(47,195)	(756,389)	1,065,306

FINANCING ACTIVITIES

Subscriptions payable	-	-	-	(1,000,710)
Issuance of shares net of issue costs	44,056	-	2,125,359	-
Loans payable	(191,844)	54,980	(336,843)	(20,020)

	(147,788)	54,980	1,788,516	(1,020,730)

INVESTING ACTIVITIES

Mineral interests (Note 3)	(499,810)	(32,496)	(615,909)	(88,044)

	(499,810)	(32,496)	(615,909)	(88,044)

INCREASE (DECREASE)	(1,211,351)	(24,711)	416,218	(43,468)

CASH, beginning of period	1,677,817	31,002	50,248	49,759

CASH, end of period	466,466	6,291	466,466	6,291

See accompanying notes to the interim financial statements

SUTCLIFFE RESOURCES LTD.
NOTES TO THE INTERIM FINANCIAL STATEMENTS
FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2005 AND 2004
(Unaudited – Prepared by Management)

(Exploration Stage Company)
(Presented in Canadian Dollars)

Note 1	NATURE OF OPERATIONS AND GOING CONCERN

The Company was incorporated in British Columbia on February 6, 1996. By Articles of Continuances effective June 3, 1996, the Company was continued in Ontario under the Business Corporation Act (Ontario). On November 4, 1996, the Company was continued in Alberta under the name Latin American Mining Investment Corporation. On February 18, 1997, the Company was extra-provincially registered in British Columbia.

The Company’s financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The continued operation of the Company is dependent, also, upon continued creditor support, the acquisition and discovery of economically recoverable mineral properties and reserves, confirmation of the Company's interest in underlying mineral claims, the ability of the Company to obtain necessary financing to complete property development and upon further profitable production. The Company is dependent upon its ability to secure equity and/or debt financing and there are no assurances that the Company will be successful, without sufficient financing it would be unlikely for the Company to continue as a going concern.

The officers and directors are involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such person may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.

Note 2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Foreign Currency Translation

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the period end exchange rate, non-monetary assets are translated at historical exchange rates and all income and expenses are translated at average exchange rates prevailing during the period. Foreign currency translation adjustments are included in income.

b) Loss Per Share

Loss per share has been calculated based on the weighted average number of shares outstanding.

c) Fair Value of Financial Instruments

The respective carrying value of certain on-balance sheet financial instruments approximate their fair values. These financial statements include cash, receivables, advances receivable, cheques issued in excess of cash, accounts payable and property obligations payable.

Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. Unless otherwise noted, fair values were assumed to approximate carrying values for these financial instruments since they are short term in nature and their carrying amounts approximate fair values or they are receivable or payable on demand.

SUTCLIFFE RESOURCES LTD.
NOTES TO THE INTERIM FINANCIAL STATEMENTS
FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2005 AND 2004
(Unaudited – Prepared by Management)

(An Exploration Stage Company)
(Presented in Canadian Dollars)

PAGE - 2 -

Note 2	SUMMARY OF SIGNIFICANT ACOUNTING POLICIES (continued)

d) Deferred Costs

The company follows the practice of capitalizing all costs related to exploration projects, until such time as the project is put into commercial production, sold or abandoned. If commercial production commences, capitalized costs will be amortized on a unit-of-production basis. When mineral properties are abandoned, the related capitalized costs are expensed.

e) Future Income Taxes

The company recognizes income taxes using an asset and liability approach. Future income tax assets and liabilities are computed annually for differences between the financial statements and tax bases using enacted tax laws and rates applicable to the periods in which the differences are expressed to affect taxable income, and where there is relative certainty the losses will be realized.

f) Use of Estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from these estimates.

g) Stock-based Compensation

The company recognizes and values stock-based compensation on the Black-Scholes model of option pricing, as recommended by the CICA Handbook Section 3870.

Note 3	MINERAL PROPERTIES

a) Beale Lake Property, Liard Mining District, British Columbia

By a Letter of Intent dated February 5, 2003 and amended by addendum on 15 September 2004, the Company received an option to acquire a 100% undivided interest in 2 mineral claims known as the Beale Lake property located in the Liard District of British Columbia, subject to a 2 1/2% net smelter return royalty payable to the vendor, and for the following payments and share issuances:

Date	Payment	Share Issuance

On signing Letter of Intent	$ 7,500 (paid)	nil
September 30, 2003	$15,000 (paid)	nil
June 30, 2004	$17,500 (paid)	nil
Closing of Prospectus Offering	nil	150,000 common shares (issued)
June 30, 2005	$30,000 (paid)	100,000 “ “ (issued)
June 30, 2006	$50,000	100,000 “ “

SUTCLIFFE RESOURCES LTD.
NOTES TO THE INTERIM FINANCIAL STATEMENTS
FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2005 AND 2004
(Unaudited – Prepared by Management)

(An Exploration Stage Company)
(Presented in Canadian Dollars)

PAGE – 3 –

Note 3	MINERAL PROPERTIES (continued)

An exploration program totaling $1,550,000 is to be completed as follows:

Date	Expenditure	Expended todate

October 31, 2005	$300,000	$ 300,000
October 31, 2006	$350,000	$ 12,150
October 31, 2007	$400,000
October 31, 2008	$500,000

A bonus of 650,000 common shares are payable to the vendor in the event that a positive feasibility study is completed and/or commercial production is attained. The Company, upon the payment of $1,000,000, also has the option to buyout 1% of the net smelter return royalty (40% of the total net smelter return royalty).

b)      Harrison Property, New Westminster Mining District, British Columbia

By a Sale, Purchase and Assignment Agreement dated March 7, 2003 and amended on November 5, 2004, the company received the exclusive right to purchase a 50% interest in 92 contiguous mineral claims comprising 906 claim units, situated in the New Westminster Mining District near Harrison Lake, British Columbia, subject to a 2% net smelter royalty as well as other royalties to the vendor. The terms required an initial payment of $5,000 by September 5, 2003 (paid), additional payment of $20,000 by November 30, 2004 (paid), the issuance of 200,000 common shares by March 15, 2005 (issued) and a minimum work program of $300,000 plus filing fees for assessment purposes to be completed by December 31, 2005.

c)      Mineral Interest expenditure breakdown:

	Beale Lake $	Harrison $	Total $

Balance, December 31, 2004	112,673	245,007	357,680

Property Acquisition Costs (cash)	51,000	-	51,000
Property Acquisition Costs (shares)	37,500	30,000	67,500
Assays and Reports	11,931	1,249	13,180
Consulting and Engineering	12,891	18,608	31,499
Equipment Rental and Supplies	82,402	107,475	189,877
Field Personnel	70,221	81,017	151,238
Filing Fees	2,363	-	2,363
Geophysical Survey	30,150	39,120	69,270
Mobilization/Demobilization	29,519	10,463	39,982

Net Mineral Interest Costs for the Period	327,977	287,932	615,909

Balance, September 30, 2005	440,650	532,939	973,589

SUTCLIFFE RESOURCES LTD.
NOTES TO THE INTERIM FINANCIAL STATEMENTS
FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2005 AND 2004
(Unaudited – Prepared by Management)

(An Exploration Stage Company)
(Presented in Canadian Dollars)

PAGE – 4 –

Note 4	LOANS PAYABLE

The loans payable are unsecured amounts owing to unrelated parties with variable interest rates and are due on demand.

Note 5	SHARE CAPITAL

	a) Authorized – unlimited number of common shares without nominal or par value

	b) Issued – 22,010,125 common shares as follows:

		# Shares	$
	Balance, December 31, 2004	11,633,900	5,753,710
	Issued pursuant to Initial Public Offering (net of issue costs)	9,700,000	2,001,303
	Issued for cash, exercise of options	50,000	12,500
	Issued for cash, exercise of warrants	176,225	44,056
	Issued pursuant to property agreements	450,000	67,500
	Reclassification of contributed surplus due to exercise of	-	5,104
	share purchase options
	Balance, September 30, 2005	22,010,125	7,884,173

	c) Shares Held In Escrow

A total of 2,100,000 common shares issued at nominal cost to the directors of the Company and, an additional 1,572,000 common shares beneficially owned, directly or indirectly, by directors and officers are subject to escrow agreements. As of September 30, 2005, 367,200 shares of the total 3,672,000 shares have been released from escrow and 3,304,800 shares remain in escrow.

d)      Stock Options

The following share purchase options are outstanding:

Date of Grant	Price	Balance Dec. 31, 2004	Granted	Exercised	Balance Sep. 30, 2005	Expiration date

Dec 31, 2003	$0.25	1,200,000	-	50,000	1,150,000	Dec 30, 2008
July 11, 2005	$0.25	-	3,200,000	-	3,200,000	July 11, 2010
Total		1,200,000	3,200,000	50,000	4,350,000

The Company accounts for its stock option plan under the fair value method and uses the Black-Scholes Model for calculating the fair value of the options based on the following;

- Risk-free interest rate	5%
- Expected life of options	5 years
- Expected volatility	30%

SUTCLIFFE RESOURCES LTD.
NOTES TO THE INTERIM FINANCIAL STATEMENTS
FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2005 AND 2004
(Unaudited – Prepared by Management)

(An Exploration Stage Company)
(Presented in Canadian Dollars)

PAGE – 5 –

Note 5	SHARE CAPITAL (continued)

Contributed Surplus

	Sep 30,	Dec 31,
	2005 $	2004 $
Balance – beginning	122,500	122,500
• Stock options – granted and vested	108,834	-
• Stock options – exercised	(5,104)	-
	103,730	-
Balance – ending	226,230	122,500

e)      Warrants

Share purchase warrants outstanding:

Date of Financing	Price	Granted	Exercised	Expired	Balance Sep 30, 2005	Expiration date
Mar 31, 2004	$0.25	6,771,400	167,000	-	6,604,400	Mar 31, 2006
Jun 21, 2005	$0.35	4,850,000	-	-	4,850,000	Jun 21, 2007
Jun 21, 2005	$0.25	1,104,000	9,225	-	1,094,775	Jun 21, 2007

Total		12,725,400	176,225	-	12,549,175

f)      Flow-through Shares

As part of the initial public offering, the Company issued 3,000,000 flow-through shares to finance some of its exploration activities. The Company will renounce the tax deductions arising from these flow-through expenditures to the flow-through subscribers.

Note 6	INCOME TAXES

The Company has non-capital income tax losses, which may be applied against future taxable income. The potential income tax benefits arising from these losses carry forward and expire between 2005 and 2009 and have not been reflected as future income tax assets on these financial statements.

Note 7	RELATED PARTY TRANSACTIONS

For the year to date ended September 30, 2005, the Company paid $34,500 for management services to a company controlled by a director.

SUTCLIFFE RESOURCES LTD.
NOTES TO THE INTERIM FINANCIAL STATEMENTS
FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2005 AND 2004
(Unaudited – Prepared by Management)

(An Exploration Stage Company)
(Presented in Canadian Dollars)

PAGE – 6 –

Note 8	SUBSEQUENT EVENTS

In November, 2005, the Company completed a purchase agreement with 606896 B.C. Ltd. to acquire the Bloom 1-10 mineral claims, located west of and adjoining the Harrison Lake Massive Sulphide Project, for cash payment of $40,000, the issuance of 500,000 common shares and a 2% Net Smelter Return (NSR).

The Company has also signed a letter agreement to acquire a 100% interest in 53 mining claims totaling approximately 22,800 hectares that encircle the current Beale Lake property. The purchase agreement requires a cash payment of $200,000, the issuance of 2,500,000 shares and is subject to a 2% NSR.

Note 9	UNITED STATES ACCOUNTING PRINCIPLES

These financial statements have been prepared in accordance with generally accepted accounting principles in Canada (CDN GAAP) which, in these financial statements, conform in all material respects with those in the United States (US GAAP), except as follows:

a)	Exploration Expenditures

Under CDN GAAP, exploration expenditures are capitalized until the property is sold or abandoned. If developed, the deferred expenditures are amortized over the expected benefit period. There can be no assurance of the commencement of operations. US GAAP requires that exploration expenditures be expensed as incurred until it is determined that commercially viable operations exist and the expenditures then incurred are recoverable.

b)	Flow-through Shares and Future Income Tax Recovery

Under Canadian GAAP flow-through shares are recorded at the value of compensation received less an amount equal to future income tax liability resulting from the related renunciation of qualified exploration expenditures as a reduction in share capital. The Company also recognizes in operations the realization of future income tax benefits of previously unrecorded future income tax assets on the date of renouncement of the expenditures to the flow-through share investors. Under US GAAP flow-through shares have a carrying value equal to that of non flow-through shares and the difference between the fair value of the shares and the value of compensation received is reported as a recovery of deferred tax benefit on the statement of operations. As the value of the compensation received for flow-through shares issued during the year was equal to the fair value of non flow-through shares on the date issued, no recovery of deferred tax benefit is required for US GAAP purposes.

SUTCLIFFE RESOURCES LTD.
NOTES TO THE INTERIM FINANCIAL STATEMENTS
FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2005 AND 2004
(Unaudited – Prepared by Management)

(An Exploration Stage Company)
(Presented in Canadian Dollars)

PAGE – 7 –

NOTE 9	UNITED STATES ACCOUNTING PRINCIPLES (continued)

	c)	Comprehensive Income

Under US GAAP, SFAS No. 130 requires that companies report comprehensive income as a measure of overall performance. Comprehensive income includes all changes in equity during a year except those resulting from investments by owners and distribution to owners. There is no similar concept under Canadian GAAP. The Company has determined that it had no comprehensive income other than the loss in any of the years presented.

	d)	Interest expense on related party debt

Under US GAAP, in the absence of an established interest rate, the present value of the loan is determined by discounting the loan using an imputed rate of interest. The imputed interest rate used is one that approximates the rate that an independent borrower and lender would have negotiated in a similar transaction. Any difference between the face amount of the loan and its present value is accounted for as a discount or premium and amortized over the term of the loan. The Company had no interest expense on related party debt.

	e)	Escrow Shares

Under CDN GAAP shares issued with escrow restrictions are recorded at their issued price and are not revalued upon release from escrow. Under US GAAP escrow shares which are released upon the Company meeting certain criteria (performance-based) are considered to be contingently issuable. These shares are excluded from the weighted average shares calculation and the difference between the fair market value of the shares at the time of their release from escrow and the shares’ original issue price (being the market price at that time) is accounted for as a compensation expense and share capital at the time shares are released from escrow. The release of the Company’s escrow shares is not performance-based and therefore no adjustments have been made to the calculation of loss per share.

	f)	The following summarizes the balance sheet items with material variations under US GAAP:

	September 30	December 31
	2005 $	2004 $
Share capital	7,884,173	5,753,710
Additional paid-in capital	226,230	122,500
Deficit	(7,311,104)	(6,213,462)

SUTCLIFFE RESOURCES LTD.
NOTES TO THE INTERIM FINANCIAL STATEMENTS
FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2005 AND 2004
(Unaudited – Prepared by Management)

(An Exploration Stage Company)
(Presented in Canadian Dollars)

PAGE – 8 –

NOTE 9	UNITED STATES ACCOUNTING PRINCIPLES (continued)

g)	The following table summarizes the effect on net loss after considering the US GAAP adjustments:

	Nine months ended
	September 30	September 30
	2005 $	2004 $
Net loss under CDN GAAP	(481,733)	(53,825)
US GAAP material adjustments:
• Resource property expenditures	(497,409)	(60,544)
• Shares for resource property	(67,500)	-
• Cash payments for resource property	(51,000)	(27,500)
Net Loss under US GAAP	(1,097,642)	(141,869)
Loss per share under US GAAP	(0.0706)	(0.0165)

h)	The following table summarizes the effect on shareholders’ equity (deficiency) after considering the US GAAP adjustments:

	Share	Additional	Accumulated	Total Shareholders’
	Capital	paid-in	Deficit	equity (Deficiency)
	$	Capital $	$	$
Balance – December 31, 2004	5,753,710	122,500	(6,213,462)	(337,252)

Share capital issued under CDN GAAP	2,125,359	-	-	2,125,359
Contributed surplus under CDN GAAP	-	108,834	-	108,834
Reduction in contributed surplus due to
exercise of stock options under CDN
GAAP	5,104	(5,104)	-	-
Net loss under CDN GAAP	-	-	(481,733)	(481,733)
US GAAP material adjustments:
• Resource property costs expensed	-	-	(615,909)	(615,909)

Balance – September 30, 2005	7,884,173	226,230	(7,311,104)	799,299